UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Northwest Biotherapeutics, Inc.

Common Stock, $0.001 par value

(Title of Class of Securities)

66737P600

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66737P600

1	NAME OF REPORTING PERSON: Dennis Mehiel
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	5	SOLE VOTING POWER:
SHARES
BENEFICIALLY		4,075,949 shares of Common Stock.
OWNED
BY EACH	6	SHARED VOTING POWER:
REPORTING
PERSON		50,000 shares of Common Stock.

	7	SOLE DISPOSITIVE POWER:

		4,075,949 shares of Common Stock.

	8	SHARED DISPOSITIVE POWER:

		50,000 shares of Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,125,949 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.4%

12	TYPE OF REPORTING PERSON

IN

CUSIP No. 66737P600

1	NAME OF REPORTING PERSON: Four M Purchasers LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 32-0357803

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	5	SOLE VOTING POWER:
SHARES
BENEFICIALLY		3,324,915 shares of Common Stock.
OWNED
BY EACH	6	SHARED VOTING POWER:
REPORTING
PERSON		0 shares of Common Stock.

	7	SOLE DISPOSITIVE POWER:

		3,324,915 shares of Common Stock.

	8	SHARED DISPOSITIVE POWER:

		0 shares of Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,324,915 shares of Common Stock.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.1%

12	TYPE OF REPORTING PERSON

OO

CUSIP No. 66737P600

1	NAME OF REPORTING PERSON: The Karen L. Mehiel 2012 Siblings Trust
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 35-7013273

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF	5	SOLE VOTING POWER:
SHARES
BENEFICIALLY		50,000 shares of Common Stock.
OWNED
BY EACH	6	SHARED VOTING POWER:
REPORTING
PERSON		0 shares of Common Stock.

	7	SOLE DISPOSITIVE POWER:

		50,000 shares of Common Stock.

	8	SHARED DISPOSITIVE POWER:

		0 shares of Common Stock.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000 shares of Common Stock.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.1%

12	TYPE OF REPORTING PERSON

OO

This Amendment to the Schedule 13G filed by the Reporting Persons on August 16, 2013 amends and restates the items set forth below. There has been no change to the other items contained in the original Schedule 13G filing, as amended by Amendment No. 1 thereto filed on February 11, 2014.

Item 2(a) – (c)	Name, Principal Business Address, and Citizenship of Person Filing:

Items 2(a) –(c) of the original Schedule 13G are amended and restated in their entirety as follows:

Dennis Mehiel
7 Renaissance Square
5th Floor
White Plains, NY 10601
Mr. Mehiel is a citizen of the United States of America.

Four M Purchasers, LLC
7 Renaissance Square
5th Floor
White Plains, NY 10601
Four M Purchasers, LLC is a limited liability company formed under the laws of the State of Delaware.

The Karen L. Mehiel 2012 Siblings Trust
7 Renaissance Square
5th Floor
White Plains, NY 10601
The Karen L. Mehiel 2012 Siblings Trust is a trust formed under the laws of the State of New York.

Item 4.	Ownership: Item 4 of the original Schedule 13G is amended and restated in its entirety as follows:

Ownership as of December 31, 2014 is incorporated herein by reference from items (5) – (9) and (11) of the cover page for each Reporting Person.

The number of shares reported in items (5) – (9) and (11) consists of 588,534 shares of common stock and warrants to acquire 162,500 shares of common stock owned directly by Dennis Mehiel. The number of shares reported in items (5) – (9) and (11) for Four M Purchasers, LLC, a limited liability company whose sole member is Mr. Mehiel, consists of 1,177,979 shares of common stock, warrants to acquire 1,521,936 shares and 625,000 shares issuable upon the conversion of certain promissory notes of Cognate BioServices, Inc. (“Cognate”). In addition, Mr. Mehiel is a trustee of The Karen L. Mehiel 2012 Siblings Trust which owns certain Cognate promissory notes that are convertible into 50,000 shares, which are also included in the number of shares reported in items (5) – (9) and (11). Mr. Mehiel disclaims beneficial ownership of the assets of such trust. The ownership percentages in item (11) were determined in accordance with Rule 13d-3 and are based on 64,578,121 shares of common stock outstanding, which is the sum of the 62,218,685 shares outstanding as of November 18, 2014, as set forth in the Registrant’s most recent Quarterly Report on Form 10-Q, plus the 2,359,436 shares issuable upon exercise of the warrants and the conversion of the Cognate promissory notes owned by the Reporting Persons.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Four M Purchasers, LLC

Date: February 11, 2015	By:	/s/ Dennis Mehiel
Dennis Mehiel Managing Member

Date: February 11, 2015	By:	/s/ Dennis Mehiel
Dennis Mehiel

The Karen L. Mehiel 2012 Siblings Trust

Date: February 11, 2015	By:	/s/ Dennis Mehiel